SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
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                                 SCHEDULE 14D-1
               Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934
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                        LIBERTY TAX CREDIT PLUS III L.P.
                            (Name of Subject Company)


                        LEHIGH TAX CREDIT PARTNERS L.L.C.
                                    (Bidder)

                       BENEFICIAL ASSIGNMENT CERTIFICATES
                                 (Title of Class
                                 of Securities)

                                   531280 30 3
                             (CUSIP Number of Class
                                 of Securities)

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                                J. Michael Fried
                           c/o Related Capital Company
                               625 Madison Avenue
                               New York, NY 10022

                                   Copies to:

                                  Peter M. Fass
                                Battle Fowler LLP
                               75 East 55th Street
                               New York, NY 10022
                                 (212) 856-7000

                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee
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Transaction                                                          Amount of
Valuation*                                                           Filing Fee
-----------                                                          ----------
$10,293,500                                                          $2,058.70

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          *For purposes of calculating the filing fee only.  This amount assumes the purchase of 17,500 Beneficial Assignment Certificates (representing assignments of limited partnership interests) ("BACs") of the subject company for $588.20 per BAC in cash.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount previously paid:    N/A                        Filing party:     N/A
Form or registration no.:  N/A                        Date filed:       N/A
                         (Continued on following pages)
                               (Page 1 of 8 pages)

Cusip No.:  531280 30 3              14D-1                          Page 2 of 8

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1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         LEHIGH TAX CREDIT PARTNERS L.L.C.

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2.       Check the Appropriate Box if a Member of a Group
         (See Instructions)
                                                                     (a)  [ ]
                                                                     (b)  [X]
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3.       SEC Use Only

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4.       Sources of Funds (See Instructions)

         AF; BK

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5.       Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Item 2(e) or 2(f)
                                                                          [ ]
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6.       Citizenship or Place of Organization

         Delaware

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7.       Aggregate Amount Beneficially Owned by Each Reporting Person

         95 Beneficial Assignment Certificates (representing assignments of limited partnership interests)

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8.       Check Box if the Aggregate Amount in Row (7) Excludes
         Certain Shares (See Instructions)
                                                                          [ ]
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9.       Percent of Class Represented by Amount in Row (7)

         Less than 1%

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10.      Type of Reporting Person (See Instructions)

         OO

Cusip No.:  531280 30 3              14D-1                          Page 3 of 8

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1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         LEHIGH TAX CREDIT PARTNERS, INC.

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2.       Check the Appropriate Box if a Member of a Group
         (See Instructions)
                                                                     (a)  [ ]
                                                                     (b)  [X]
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3.       SEC Use Only


--------------------------------------------------------------------------------
4.       Sources of Funds (See Instructions)

         AF; BK
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5.       Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Item 2(e) or 2(f)
                                                                          [ ]
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6.       Citizenship or Place of Organization

         Delaware

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7.       Aggregate Amount Beneficially Owned by Each Reporting Person

         95 Beneficial Assignment Certificates (representing assignments of limited partnership interests)
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8.       Check Box if the Aggregate Amount in Row (7) Excludes
         Certain Shares (See Instructions)
                                                                          [ ]
--------------------------------------------------------------------------------
9.       Percent of Class Represented by Amount in Row (7)

         Less than 1%
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10.      Type of Reporting Person (See Instructions)

         CO

Item 1.  Security and Subject Company.

                  (a) The name of the subject company is Liberty Tax Credit Plus III L.P., a Delaware limited partnership (the "Partnership"), which has its principal executive offices at 625 Madison Avenue, New York, New York 10022.

                  (b) This Schedule 14D-1 relates to the offer by Lehigh Tax Credit Partners L.L.C., a Delaware limited liability company ("the Purchaser"), to purchase up to 17,500 issued and outstanding Beneficial Assignment Certificates ("BACs") representing assignments of limited partnership interests in the Partnership ("Limited Partnership Interests") at $588.20 per BAC, net to the seller in cash (the "Purchase Price"), without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 10, 1997 (the "Offer to Purchase") and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. The Purchase Price will be automatically reduced by $10 per BAC for each month (or part of a month) between May 31, 1997 and the date of transfer for BACs transferred after May 31, 1997. Information concerning the number of outstanding BACs is set forth in the Introduction to the Offer to Purchase and is incorporated herein by reference.

                  (c) The information set forth in Section 13 ("Purchase Price Considerations") of the Offer to Purchase is incorporated herein by reference.


Item 2.  Identity and Background.

                  (a)-(d) The information set forth in Section 10 ("Certain Information Concerning the Purchaser") and Schedule I to the Offer to Purchase is incorporated herein by reference.

                  (e) and (f) During the last five years, neither the Purchaser nor, to the best of its knowledge, any of the persons listed in Schedule I or referred to in Section 10 ("Certain Information Concerning the Purchaser") of the Offer to Purchase (i) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, Federal or state securities laws or finding any violation of such laws.

                  (g) The information set forth in Schedule I to the Offer to Purchase is incorporated herein by reference.

Item 3.  Past Contacts, Transactions or Negotiations With the Subject
Company.

                  (a) The Purchaser is an affiliate of Related Credit Properties III L.P., a general partner of the Partnership. Accordingly, the information contained in Section 9 ("Certain

Information Concerning the Partnership") of the Offer to Purchase, including the terms of the Partnership's amended and restated agreement of limited partnership (the "Partnership Agreement"), is incorporated herein by reference. Additionally, the information set forth in Section 10 ("Certain Information Concerning the Purchaser") and Schedule I to the Offer to Purchase is incorporated herein by reference.

                  (b) The information set forth in Section 11 ("Background of the Offer") of the Offer to Purchase is incorporated herein by reference.


Item 4.  Source and Amount of Funds or Other Consideration.

                  (a)-(c) The information set forth in Section 12 ("Source of Funds") of the Offer to Purchase is incorporated herein by reference.


Item 5.  Purpose of the Tender Offer and Plans or Proposals of the
Bidder.

                  (a)-(b) The information set forth in Section 8 ("Purpose of the Offer; Future Plans") of the Offer to Purchase is incorporated herein by reference.

                  (c)-(e) Not applicable.

                  (f)-(g) The information set forth in Section 7 ("Effects of the Offer") of the Offer to Purchase is incorporated herein by reference.


Item 6.  Interest in Securities of the Subject Company.

                  (a)-(b) The information set forth in the Introduction and
Section 10 ("Certain Information Concerning the Purchaser") of the Offer to Purchase is incorporated herein by reference.


Item 7. Contracts, Arrangements, Understandings or Relationships with Respect to the Subject Company's Securities.

                  The information set forth in Section 10 ("Certain Information Concerning the Purchaser") and Section 11 ("Background of the Offer") of the Offer to Purchase is incorporated herein by reference.


Item 8.  Persons Retained, Employed or to be Compensated.

                  The information set forth in Section 16 ("Certain Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

Item 9.  Financial Statements of Certain Bidders.

                  Not applicable.


Item 10.          Additional Information.

                  (a) None.

                  (b)-(d) The information set forth in Section 15 ("Certain Legal Matters") of the Offer to Purchase is incorporated herein by reference.

                  (e) None.

                  (f) The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein in its entirety by reference.


Item 11.          Material to be Filed as Exhibits.

                  (a)(1) Offer to Purchase, dated April 10, 1997.

                  (a)(2) Letter of Transmittal.

                  (a)(3) Cover Letter, dated April 10, 1997, from Lehigh Tax
                         Credit Partners L.L.C. to the holders of BACs.

                  (b)    None.

                  (c)(1) Letter Agreement dated April 4, 1997 among Liberty Tax
                         Credit Plus III L.P., Lehigh Tax Credit Partners L.L.C. and Related Credit Properties III L.P. (the "Standstill Agreement").

                  (c)(2) Valuation opinion dated April 8, 1997 delivered to
                         Liberty Tax Credit Plus III L.P. by Valuation Research Corporation.

                  (c)(3) Letter agreement of Liberty Tax Credit Plus III L.P.
                         and Valuation Research Corporation, dated April 8, 1997, consenting to use of valuation opinion by Lehigh Tax Credit Partners L.L.C.

                  (c)(4) Consent to use name of Valuation Research Corporation, dated April 8, 1997.



                  (d)    None.

                  (e)    Not applicable.

                  (f)    None.

                                   SIGNATURES

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  April 10, 1997

                               LEHIGH TAX CREDIT PARTNERS L.L.C.

                                By: Lehigh Tax Credit Partners,
                                    Inc., its managing member

                                    By:       /s/ Alan P. Hirmes
                                        ------------------------
                                        Name:     Alan P. Hirmes
                                        Title:    Vice President


                                LEHIGH TAX CREDIT PARTNERS, INC.

                                     By:       /s/ Alan P. Hirmes
                                         ------------------------
                                         Name:     Alan P. Hirmes
                                         Title:    Vice President

                                  EXHIBIT INDEX

EXHIBIT
NO.                                   TITLE
-------                               -----

(a)(1)      Offer to Purchase, dated April 10, 1997.

(a)(2)      Letter of Transmittal.

(a)(3) Cover Letter, dated April 10, 1997, from Lehigh Tax Credit Partners L.L.C. to the holders of BACs.

(c)(1) Letter Agreement, dated April 4, 1997, among Liberty Tax Credit Plus III L.P., Lehigh Tax Credit Partners L.L.C. and Related Credit Properties III L.P. (the "Standstill Agreement").

(c)(2) Valuation opinion dated April 8, 1997 delivered to Liberty Tax Credit Plus III L.P. by Valuation Research Corporation.

(c)(3)      Letter agreement of Liberty Tax Credit Plus III L.P. and
            Valuation Research Corporation, dated April 8, 1997, consenting to use of valuation opinion by Lehigh Tax Credit Partners L.L.C.

(c)(4)      Consent to use name of Valuation Research Corporation, dated April
            8, 1997.


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